Via Edgar

June 6, 2014

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Kevin Stertzel

Re:	McDermott International, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 3, 2014

File No. 1-08430

Ladies and Gentlemen:

Reference is made to the Staff’s comment letter dated May 20, 2014 with respect to the McDermott International, Inc. Annual Report on Form 10-K for the year ended December 31, 2013. McDermott previously requested a 10 business day extension of time to provide a response. Due to the timing of management team travel and vacation schedules, McDermott is hereby requesting a brief additional extension of time to provide its response to the comments. McDermott expects to provide its response to the comment letter by no later than June 23, 2014.

If you have any questions or require any additional information with respect to the matters included within this letter, please do not hesitate to contact the undersigned at (281) 870-5606.

Sincerely yours,

MCDERMOTT INTERNATIONAL, INC.

By:	/s/ Perry L. Elders
Perry L. Elders
Senior Vice President and Chief Financial Officer